August 14, 2013

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Amy Reischauer, Esq.

Re:	Enzymotec Ltd. Confidential Draft Registration Statement on Form F-1

Submitted July 10, 2013

CIK No. 0001578809

Dear Ms. Reischauer:

On behalf of our client, Enzymotec Ltd., an Israeli company (the “Company”), we confidentially submit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated August 6, 2013 (the “Comment Letter”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

General

1.	Please note that where we provide examples or references to portions of your filing to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filings that we have not cited as examples, please make the appropriate changes elsewhere in the filing in accordance with our comments.

Response:

The Company acknowledges the Staff’s comment and has sought to revise the filing accordingly.

2.	Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response:

The Company acknowledges the Staff’s comment and submits herewith all of the outstanding exhibits other than Exhibit 1.1 (the underwriting agreement), Exhibit 3.5 (form of amended and restated articles of association), Exhibit 5.1 (opinion of Israeli counsel to the Company as to the validity of the ordinary shares, including the Exhibit 23.2 consent), Exhibit 10.15 (Enzymotec Ltd. 2013 Omnibus Equity Incentive Plan), 10.25 (addendum to the lease agreement between the Company and the Israel Land Administration) and Exhibit 23.1 (consent of independent registered public accounting firm). The Company will submit these exhibits as soon as practicable (and, in the case of the consent of independent registered public accounting firm, upon the first public filing of the Registration Statement).

3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean that your range may not exceed $2 if you price below $10 and 20% if you price above $10.

Response:

The Company and the underwriters have not yet determined an estimated price range or amount of stock to be offered and will provide that information to the Staff once it becomes available. The Company acknowledges the Staff’s comment, and any estimated price range filed or confidentially submitted will be bona fide consistent with the Staff’s interpretation.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”). There has not been any published or distributed research reports about the Company by any broker or dealer participating in this offering in reliance on Section 2(a)(3) of the Securities Act. If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act, or if any broker or dealer participating in the offering publishes any reports in reliance on Section 2(a)(3) of the Securities Act going forward, the Company will supplementally provide any such communications or research reports to the Staff as requested.

5.	We note that you submitted a confidential treatment request on July 11, 2013. We will provide any comments in relation to your confidential treatment request and the related disclosure in a separate comment letter.

Response:

The Company acknowledges the Staff’s comment and awaits any comments regarding the confidential treatment request and related disclosure.

Cover page

6.	We note your statement that you expect your shares will trade on the NASDAQ Global Market. Please revise this statement and similar statements elsewhere in your prospectus to disclose whether you have applied or expect to apply for such listing.

Response:

The Company has applied to list its shares on the NASDAQ Global Market and has revised the disclosure on pages 8 and 128 accordingly.

Prospectus Summary

Our Company Nutrition, page 2

7.	Please revise your disclosure to provide the full name of “IVC.”

Response:

The Company has revised the disclosure on page 2 to provide the full name of “IVC” as “International Vitamin Corporation”.

Risk Factors

“A high proportion of the sales of our InFat product is sold…” page 14

8.	Please expand this risk factor to identify the single company, and if different, the brand name, associated with the high proportion of InFat sales in China, and disclose the percentage of consolidated net revenues represented by these sales.

Response:

The Company has revised the disclosure on page 15 in response to this comment. The Company notes that the percentage of its consolidated net revenues corresponding to sales under Biostime’s brand name is an estimate since, as disclosed in the risk factor, most of the Company’s products that are sold under the Biostime name are not sold directly by AL to Biostime. Rather, AL sells to various manufacturers which in turn sell to Biostime. Accordingly, the Company does not know the exact percentage of its consolidated net revenues that correspond to sales of InFat under the Biostime brand.

9.	To the extent the recently launched investigation by the Chinese National Development and Reform Commission into pricing of infant formula and potential anti-trust violations by infant formula manufacturers poses risks to your sales or other results of operations, please expand this risk factor or include a standalone risk factor discussing those risks.

Response:

The Company acknowledges the Staff’s comment and has added disclosure on pages 15-16 in response to this comment. The Company notes that the investigation referred to in the comment has been concluded and while the penalties that have been assessed are not material to the Company or its affected customers, to the extent there are similar investigations in the future, the Company may be adversely affected.

“We are generally reliant upon third parties for the distribution…” page 18

10.	Please expand this risk factor to explain that Invita Australia accounted for 25% of your consolidated net revenue for 2012.

Response:

While the Company acknowledges the Staff’s comment, it respectfully submits that disclosure regarding Invita Australia is not warranted in the risk factors. The Company does not believe that its distribution arrangement with Invita Australia represents a risk to the Company because the Company maintains direct relations with the end customers for the products distributed by Invita and could continue making sales to those end customers with minimal disruption in the event that Invita were unable to make such sales.

“We could be subject to product liability lawsuits…” page 20

11.	Please expand the discussion to indicate the current amount of insurance coverage.

Response:

The Company has revised the disclosure on page 21 to indicate the current amount of insurance coverage.

“We depend on our management team and other skilled personnel…” page 21

12.	Please revise this risk factor to identify your key personnel other than your executive officers.

Response:

The Company has revised the disclosure on page 22 to remove references to dependence on key personnel. The Company believes that its business does not depend on any particular individuals other than its senior management team generally.

Risks primarily related to our operations in Israel, page 33

13.	Add a risk factor that discusses whether your operations could be adversely affected by the obligations of your personnel to perform compulsory military service under Israeli law.

Response:

The Company has added disclosure on page 35 to discuss potential adverse effects resulting from the obligations of personnel to perform compulsory military service under Israeli law. The Company does not believe that this risk warrants its own risk factor because only a small number of its employees are affected by these obligations. Of the Company’s 117 employees in Israel (as of June 30, 2013), the largest number that were called to military reserve duty in any of the last three years was 15, including only one member of management.

Use of proceeds, page 38

14.	Please expand the discussion to provide more specific information concerning the requirements and proceeds necessary to “meet our anticipated increased working capital requirements resulting from the expected growth in our business…,” e.g. plant expansion. If you have no specific plans for the proceeds of this offering beyond working capital and other corporate purposes, please revise your disclosure to discuss the principal reasons for the offering pursuant to Part I, Item 3.C.1. of Form 20-F.

Response:

The Company has revised its disclosure on pages 8 and 40 to explain that it may, depending on what other sources of funding are available, use a portion of the net proceeds from the offering to fund the construction of an additional manufacturing facility.

Dividend policy, page 39

15.	Please revise your disclosure to describe the company’s policy with respect to non-cash dividends, if any.

Response:

The Company has revised its disclosure on page 41 to explain that it has no plans to pay any cash or non-cash dividends.

Management’s discussion and analysis of financial condition and results of operations

Results of Operations—Operating Expenses, page 56

16.	You state on page 84 that research and development is a significant aspect of your business. You disclose that you plan to launch two new products in the next 12 months and have a pipeline of more than 10 additional products in various stages of development. Please provide us with the following information:
•	For your key research and development projects, please tell us the following:
o	The nature, objective, and current status of the project (including the amount relating to the general R&D and specific product lines);
o	The costs incurred during each period presented and to date;
o	The nature of efforts and steps necessary to complete the project;
o	The risks and uncertainties associated with completing development;
o	The extent and nature of additional resources that need to be obtained if current liquidity is not expected to be sufficient to complete the project ; and
o	Whether a future milestone such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency can be reliably determined.
•	For the remainder of projects not considered individually significant, tell us the composition of the total R&D expense for each period presented. This can take a variety of forms but is mainly driven by how many projects are managed and how they are reported within the organization. We believe disclosure of R&D by your divisional structure would be informative. Also distinguishing between discovery, preclinical and clinical development categories and further by late stage such as phase III development categories along with providing the number of projects in each category helps provide information necessary to understand the pipeline and trends by division. To the extent that management has information available by therapeutic class, we believe that further enhances the understanding of R&D expense and trends.
•	If based on a known event, trend, demand, commitment or uncertainty, future R&D expense or the mix of R&D expense is reasonably likely to differ from current trends, please tell us the reasons for and the amount of the expected change.
•	For projects that you disclose are in the late stage of development such as phase III, unless management believes that the expected effect on results of operations or financial position from the project when completed will be insignificant, please tell us the following about each project, even if the R&D expenses incurred on the project has not been material, in order to provide insight into expected effects on future operations, financial position or liquidity. Please include:
o	A description of the nature and its indication;
o	The phase the project is in at the end of the reporting period and the month and year it entered that phase;

o	Significant patents associated with the project and their expiration dates as well as other information about the exclusivity period related to the project;
o	Significant developments of the project during the period such as significant milestones, filing for regulatory approval, approval and other responses from regulatory agencies; suspension or termination and their reasons;
o	Future expected milestones such as completion of a development phase, date of filing an NDA with a regulatory agency, or approval from a regulatory agency if it can be reliably determined. If the extent and timing of these future events cannot be reliably determined, please tell us the facts and circumstances that prevent their determination.

Response:

The Company has considered the Staff’s comment carefully. The Company has augmented the disclosure regarding its research and development activities in the following manner on page 88:

•	The Company has provided more detailed information regarding the two products that it is seeking to launch in the coming 12 months.
•	The Company has indicated that none of its products under development is individually material to its projected results of operations.

The Company respectfully notes that while research and development is an important element of the Company’s operations, it is not a “significant aspect of [the Company’s] business.”

The Company is aware that many companies in the biotech / pharmaceutical sectors conduct an initial public offering before they have generated any meaningful revenues from sales of their products. Those companies often generate substantial net losses, allocate the substantial majority of their operating expense budget to research and development, and have the significant majority of their employees engaged in research and development. Furthermore, the marketing of those companies’ drugs is subject to FDA approval, which is often a lengthy, costly and unpredictable process. Finally, the investment thesis of these companies is centered around the drugs that are still under development.

By contrast, the Company is a nutritional ingredients and medical foods company not a biotech / pharmaceutical company. The Company has disclosed on pages 77 and 81 that it sells 11 products in its nutritional segment and three products in its VAYA Pharma segment. The “medical food” products sold in the VAYA Pharma segment have not been subject to FDA pre-marketing approval (although the Company is required to comply with FDA regulations regarding the claims that its makes and other aspects of its sales and marketing activities). The Company states on pages 2 and 72 that “Although medical foods must be proven to be safe and effective as demonstrated in human clinical studies, they do not require the same expensive and time consuming regulatory approval process typical of prescription drugs.” The nutritional ingredients products must only undergo a “premarket notification” process to detail the quality and safety of the product. This process, which is significantly less rigorous than the pre-market approval process required for prescription drugs and does not require the Company to undertake clinical trials, is discussed in further detail on page 92.

In addition, the Company’s research and development expenses are currently less than its sales and marketing expenses, and the number of company personnel engaged in research and development is 20% of its total workforce compared to 58% engaged in sales and marketing and operations and manufacture. The Company has sought FDA approval to market one of its products as a prescription drug, however, this is not a material component of its business.

The Company believes that these facts distinguish it from companies in the biotech / pharmaceutical sectors where a higher level of detail regarding key products under development would be customary and material for investors in order to understand the risks associated with their investment. In this case, the Company is not a research and development business, but a profitable company with over one dozen products currently being marketed and sold, which are subject to only minimal pre-marketing approval processes. As a result, the Company believes that investors can assess the Company’s business and prospects without receiving the level of detail that might be provided by a biotech / pharmaceutical company at a more developmental stage. The Company also believes that disclosure of that information would be harmful to investors because it would provide competitors with the Company’s product roadmap and specific levels of expenditure related to each item.

Government Grants, page 61

17.	Please file copies of any agreements with OCS regarding the terms of your grants as exhibits to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The amount of funding obtained by the Company from the OCS was $265,000 in 2012 and $566,000 in 2011. The amount of funding has continued to decline in 2013. Accordingly, the dollar amount provided under the agreements neither was, nor is, material to the Company’s business. The agreement with the OCS does not itself contain the applicable requirements and restrictions which apply to the Company and relate to technology developed. Rather, as disclosed on page 63, those requirements and restrictions are found in the Law for the Encouragement of Industrial Research and Development of 1984 (the “R&D Law”) and the Company has detailed the requirements and restrictions on pages 36-37 and 63-64. Therefore, the agreements themselves are agreements entered into in the ordinary course within the meaning of Item 601(b)(10)(ii) of Regulation S-K upon which the Company is not substantially dependent (as set forth in subparagraph (B) thereof). Accordingly, the Company respectfully submits that it is not currently required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

Critical Accounting Estimates

Share-Based Payment, page 63

18.	Please disclose Management’s rationale for switching the valuation method from the OPM to the PWERM for the March 29, 2012 and April 3, 2013 grant dates, respectively.

Response:

In determining to switch from the OPM to the PWERM, the Company considered the guidance in the AICPA Practice Aid (Valuation of Privately-Held-Company Equity Securities Issued as Compensation) (the “Practice Aid”). The Practice Aid outlines two primary methods for allocating enterprise value among classes of stock: the OPM and the PWERM. The Practice Guide indicates that a third method, the current value method, was limited to two specific circumstances neither of which applied to the Company.

Paragraph 149 of the Practice Guide states as follows with respect to the OPM: “The option-pricing method, as applied under the Black-Scholes model, is appropriate to use when the range of possible future outcomes is so difficult to predict that forecasts would be highly speculative. That is, use of the method under Black-Scholes is generally appropriate in situations in which the enterprise has many choices and options available, and the enterprise’s value depends on how well it follows an uncharted path through the various possible opportunities and challenges.”

The March 2012 option grants occurred at a time that the Company had not met with investment banks or considered the possibility of an IPO. Applying the PWERM would therefore have required it to attribute value to an outcome that was not even under consideration. Conversely, by April 3, 2013, the Company had commenced substantive discussions with investment banks regarding an IPO and had determined to start an IPO process (although it had not selected a bank). Therefore, an IPO was a substantive possibility.

The Company has amended the disclosure on page 68 in response to this comment.

19.	Please provide a discussion of each significant factor contributing to the difference between the fair values of an ordinary share from the March 29, 2012 grant date of $55.98 and the April 3, 2013 grant date of $271.70.

Response:

The Company has amended the disclosure on pages 68-69 to detail each significant factor contributing to the increase in fair value of an ordinary share as requested by the Staff. The Company also notes that the change in the amount of share-based payment expense resulting from a hypothetical increase in fair value is not material to the Company. For example, if the fair value per ordinary share at the time of the March 2012 grant had been $163.84 per ordinary share (the mid-point between the estimated fair value per ordinary share at the time of the March 2012 grant ($55.98) and the April 2013 grant ($271.70)), the additional amount of expense incurred by the Company in 2012 and in the six months ended June 30, 2013 would have been less than $80,000 and $16,000, respectively.

20.	We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Response:

The Company acknowledges the Staff’s comment and will provide quantitative and qualitative disclosure to explain any difference between the estimated offering price and the fair value of each equity issuance.

21.	Confirm that no other stock options have been granted that have not already been disclosed and update that confirmation through the date the filing goes effective.

Response:

The Company confirms that no other stock options have been granted that have not already been disclosed. The Company will continue to provide the Staff with any updates regarding the grant of stock options through the effective date of the Registration Statement.

Business

Our Market Opportunity, page 70

22.	You state that the global ADHD therapeutics market was valued at $3.9 billion and is forecast to reach $7.1 billion by 2018. Please revise your disclosure to clarify, if true, that this market includes approved drugs and other products in addition to medical foods. In addition, please expand the discussion to indicate the proportion of the ADHD therapeutics market represented by medical foods.

Response:

The Company has revised its disclosure to clarify that the ADHD market data includes only approved drugs and does not include medical foods or other products. The Company is not aware of any report that provides an indication of the value of the ADHD therapeutics market represented by medical foods and has disclosed that fact on pages 3 and 73.

Our Competitive Strengths, page 70

23.	Please revise your disclosure to describe briefly what you mean by “pivotal” clinical trials the first time you use the term.

Response:

The Company has revised the disclosure on page 4 to explain that a “pivotal” clinical trial refers to a clinical trial intended to provide clinical evidence required by a regulatory agency in order to obtain marketing approval.

Our products—Clinical Validation, page 76

24.	Please revise your discussion of your clinical trials:
•	to specify the number of subjects in each trial or subgroup;
•	to explain what the p-values represent;
•	to disclose the p-values or otherwise describe how you determined from the results of the July 2011 InFat trial that InFat formula was not statistically significantly different from human breast milk;
•	to describe briefly how you measured the effects on cognitive function demonstrated in your krill oil studies; and
•	to describe briefly how you measured the effects on executive function and quality of life measures in your Vayarin trials.

Response:

The Company has revised its discussion of clinical trials on pages 79, 80, 81, 82 and 83 in response to the Staff’s comment.

Marketing, sales and distribution, page 80

25.	Please expand your discussion to describe the material terms of any agreement you have with Invita Australia, and file a copy as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response:

As discussed above in the response to comment 10, the Company does not believe that it is substantially dependent on its agreement with Invita within the meaning of Item 601(b)(10) of Regulation S-K. The Company enters into distribution agreements in the ordinary course of its business. As disclosed on page 83, the Company maintains direct relations with the end customers for the products distributed by Invita and could continue making sales to those end customers with minimal disruption in the event that Invita were unable to make such sales. The Company also notes that the percentage of sales that it makes through Invita is declining, accounting for 11% of consolidated net revenues in the six months ended June 30, 2013, down from 25% in 2012. Based on these factors, the Company does not believe that it is substantially dependent on its agreement with Invita.

26.	Please expand your discussion to describe the material terms of any material exclusive license agreements relating to the sales, marketing and distribution of your VAYA Pharma products, including the parties’ rights and obligations, the duration and termination agreements, and any material payments, and file a copy as an exhibit to your registration statement. Alternatively, please provide us with an analysis that supports your conclusion that the agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company’s license agreements with respect to sales, marketing and distribution of its VAYA products outside of the United States are agreements that the Company has entered into in the ordinary course of its business and the Company is not substantially dependent on any one of them.

Sales of the Company’s VAYA Pharma products constituted 5% of its consolidated net revenues in 2012 and 7% of its consolidated net revenues in the six months ended June 30, 2013. Further, U.S. sales of VAYA Pharma products constituted the substantial majority of total VAYA Pharma sales in 2012 and the six months ended June 30, 2013, respectively. The Company has disclosed this fact on page 84. Thus, revenue derived from VAYA Pharma sales pursuant to exclusive license agreements outside of the United States accounted for an immaterial amount of the Company’s consolidated net revenues in 2012 and the six months ended June 30, 2013. Accordingly, the Company is not substantially dependent on any one of these agreements within the meaning of Item 601(b)(10)(ii). Accordingly, the Company respectfully submits that it is not currently required to file such agreements. The Company will review such agreements in the future and file them should they satisfy the criteria in Item 601(b)(10).

Our customers and partners, page 80

27.	Please expand your discussion in the Business section to describe the material terms of your material strategic agreements and your material collaborative research agreements with your customers, and file a copy of each such agreement as an exhibit to your registration statement. Alternatively, please provide us with an analysis that supports your conclusion that the agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company has expanded the disclosure on page 84 to add additional information regarding its strategic agreement with Biostime, which is the Company’s only material strategic agreement. This agreement relates to sales of the Company’s products and was entered into in the ordinary course of the Company’s business. Since the revenues generated from this agreement were estimated to account for between 10% to 12% of the Company’s revenues in 2012, this agreement does not relate to “the major part” of the Company’s products. Accordingly, the Company believes that it is not substantially dependent on this agreement within the meaning of Item 601(b)(10)(ii).

The Company’s collaborative research agreements relate to the conduct of joint clinical trials or other activities to improve the Company’s products for its customers. The Company believes that customers value these collaborations and they serve to increase the Company’s contacts with customers. However, the research conducted is not material to the Company’s business. In addition, no revenues are generated from these collaboration agreements. The Company has updated the disclosure on page 84 to reflect this. Accordingly, the Company has not augmented the disclosure regarding these agreements and the Company respectfully submits that it is not currently required to file such agreements. The Company will review such agreements in the future and file them should they satisfy the criteria in Item 601(b)(10).

Sourcing, manufacture and production, page 81

28.	Please expand your discussion of your MOU with the fishing vessel to describe briefly any termination rights of either party.

The Company’s MOU with the fishing vessel does not provide for termination rights of either party. The Company has revised the disclosure on page 85 accordingly.

Response:

Intellectual Property, page 85

29.	Please expand your discussion of your patents to describe:
•	the specific products or technologies to which your material patents relate;
•	which patents you own and which you license from third parties;
•	the expiration dates for each material patent or group of patents; and
•	the jurisdictions in which your material patents are issued.

In addition, to the extent not already provided in response to comments 25 and 26 above, please describe the material terms of any material inbound or outbound license agreements, including the parties’ rights and obligations, the duration and termination agreements, and any material payments, and file a copy as an exhibit to your registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response:

The Company has expanded the discussion of its patents on pages 26 and 89 in response to the Staff’s comment.

The Company is not party to any material inbound or outbound license agreements.

Board practices

Board of Directors, page 97

30.	Since you intend to meet the NASDAQ corporate governance standard that requires a majority of your directors to be independent, identify those independent directors that comprise a majority of your board.

Response:

The Company intends to meet the NASDAQ corporate governance standard that requires a majority of directors to be independent. The Company has revised its disclosure on pages 98 and 103 to disclose the identities of its directors that are independent.

External directors, page 98

31.	Please clarify the distinction between external directors and independent directors. For example, would a person that satisfied the external director requirements under Israeli law also fulfill the independence requirements under NASDAQ rules?

Response:

The Company has revised the disclosure on page 103 to explain the distinction between external directors and independent directors.

32.	Please expand your discussion of controlling shareholders on page 99 and in the context of Israeli law requirement for your compensation committee on page 102 to identify whether you anticipate having a controlling shareholder immediately upon completion of this offering.

Response:

The Company has revised the disclosure on pages 105 and 108 to indicate that it currently expects that Galam will be a controlling shareholder of the Company immediately after the closing of the offering, although that status may change depending on future developments.

Shares eligible for future sale—Lock-up agreements, page 124

33.	Please file a copy of the form of lock-up agreement as an exhibit to your registration statement.

Response:

The Company informs the Staff that the form of lock-up agreement will be an exhibit to the underwriting agreement, which will be filed as Exhibit 1.1 to the Registration Statement once in agreed form. To the extent that the form of lock-up varies materially among different shareholders, the Company will ensure that such different forms are filed as separate exhibits to the underwriting agreement.

U.S. federal income tax consequences, page 135

34.	Briefly describe the mark-to-market treatment that, if elected, could mitigate some of the adverse tax consequences for a U.S. holder of your securities should you be classified as a PFIC.

Response:

The Company has expanded the disclosure on page 140 in response to the Staff’s comment.

Financial Statements

Note 4 – Segment Information, page F-14

35.	You state here that Adjusted EBITDA is also used in the calculation of the financial covenants described in Note 8e. Note 8e refers only to EBITDA. Please clarify when Adjusted EBITDA is used and when EBITDA is used. Please note that Exchange Act Release No. 47226 defines EBITDA as earnings before interest, taxes, depreciation and amortization.

Response:

The Company has revised the disclosure in Note 8e on page F-21 and Note 5b on page F-41 to clarify that Adjusted EBITDA is used in the calculation of the financial covenants.

Note 8 – Commitments and Contingencies, page F-20

36.	With regard to the Neptune litigation, you state an estimate of loss is currently premature. Please revise your disclosure to disclose an estimate of the possible loss or range of loss or include a statement that such an estimate cannot be made as required by ASC 450-20-50-4.

Response:

The Company has revised the disclosure on pages 96, F-20 and F-41 to state that such an estimate cannot be made.

*      *      *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Ariel Greenstein at (212) 819-8758 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP